

Mail Stop 3720

April 27, 2010

Mr. Robert B. Wagner
Chief Financial Officer
XETA Technologies, Inc.
1814 W. Tacoma Street
Broken Arrow, OK 74012-1406

> **Re:** **XETA Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2009**
> **Filed January 8, 2010**
> **File No. 0-16231**

Dear Mr. Wagner:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Carlos Pacho

/for/ Larry Spirgel
Assistant Director